AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                  FARR COMPANY
                       (Name of Subject Company (Issuer))

                             RATOS ACQUISITION CORP.
                          a wholly owned subsidiary of
                              FORVALTNINGS AB RATOS
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
      (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SHARES OF COMMON STOCK)
                         (Title of Class of Securities)

                                   311648 10 9
                      (CUSIP Number of Class of Securities)

                             MICHAEL M. MANEY, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                            TELEPHONE: (212) 558-4000
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation*                           Amount of Filing Fee
       $134,024,308.60                                    $26,804.87
--------------------------------------------------------------------------------
* The transaction value has been determined assuming (i) the purchase of 100% of the outstanding shares of common stock of the Issuer, par value $0.10 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares") at a price per Share of $17.45, net to the seller in cash (the "Offer Price"), and (ii) the cancellation of and payment for all of the outstanding options (the "Company Options") to purchase Shares under the Issuer's stock option and incentive plans (the "Company Option Plans") at a price equal to the excess of the Offer Price over the per Share exercise price applicable to such Company Options. Pursuant to the Agreement and Plan of Merger, dated as of March 26, 2000, among the Issuer and the Offerors, the Issuer represented to the Offerors that as of the date of such agreement there were 7,249,519 Shares outstanding and 697,200 Shares reserved for issuance under the Company Option Plans having an average exercise price of $7.79. The transaction value has been estimated for purposes of calculating the amount of the filing fee only.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $26,804.87     Filing Parties:  Ratos Acquisition Corp.
                                                         Forvaltnings AB Ratos

Form or Registration No.:  Schedule TO                Date Filed:  April 4, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

================================================================================

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 4, 2000, by Ratos Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Forvaltnings AB Ratos, a Swedish corporation ("Ratos"). The Schedule TO relates to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Farr Company, a Delaware corporation, at a price of $17.45 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal", and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer").

ITEM  11.   ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by the addition of the following paragraph:

              On April 14, 2000, early termination of the 15 day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), was granted by the Federal Trade Commission. Early termination or expiration of the waiting period under the HSR Act was a condition of the Offer, and such condition has now been satisfied.

ITEM  12.   EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(10) Text of Press Release issued by Ratos and Purchaser on April 19, 2000.

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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 19, 2000

                                           RATOS ACQUISITION CORP.

                                           BY:  /s/ Bo Jungner
                                              ---------------------------------
                                           NAME:  Bo Jungner
                                           TITLE: Vice President and Secretary

                                           FORVALTNINGS AB RATOS

                                           BY:  /s/ Bo Jungner
                                              ---------------------------------
                                           NAME:  Bo Jungner
                                           TITLE: Senior Investment Manager



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



                                  EXHIBIT INDEX

EXHIBIT
-------

(a)(10) Text of Press Release issued by Ratos and Purchaser on April 19, 2000.





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